File No. 69-00443


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                          CATALYST VIDALIA CORPORATION
                          ----------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND *ISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 889,767,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (B)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

         (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (D) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

                                      Catalyst Vidalia Corporation
                                      ----------------------------
                                            (Name of claimant)


                                    By        /S/ Jack R. Sauer
                                        -----------------------------
                                                Jack R. Sauer
                                          Executive Vice President

CORPORATE SEAL

Attest:

        /S/ Elsie Sugiharto
---------------------------------
          Elsie Sugiharto
            Accountant


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


        Jack R. Sauer           Executive Vice President
--------------------------------------------------------
           (Name)                        (Title)

                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   Edison, NJ 08820
--------------------------------------------------------
                       (Address)


                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    Attachment A



                          CATALYST VIDALIA CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Corporation (the "Claimant") is a Louisiana corporation. The Claimant's location is 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is the ownership of a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership (the "Partnership"), a Louisiana limited partnership in commendam. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant is the sole general partner of the Partnership. The Claimant owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership.

         The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services Inc.'s existing substation, just west of Vidalia.

         In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       Exhibit A



                          CATALYST VIDALIA CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A





Exhibit A1 -   Catalyst Old River Hydroelectric Limited Partnership audited 2002 financial statements

Exhibit A2 -   Catalyst Vidalia Corporation unaudited 2002 financial statements

                              FINANCIAL STATEMENTS


                        CATALYST OLD RIVER HYDROELECTRIC
                               LIMITED PARTNERSHIP


                           DECEMBER 31, 2002 AND 2001
                       WITH REPORT OF INDEPENDENT AUDITORS

              Catalyst Old River Hydroelectric Limited Partnership

                              Financial Statements

                           December 31, 2002 and 2001


                                    Contents



Report of Independent Auditors............................................    1
Balance Sheets............................................................    2
Statements of Operations..................................................    3
Statements of Cash Flows..................................................    4
Statements of Partners' Capital...........................................    5
Notes to Financial Statements.............................................    6

                         Report Of Independent Auditors


The Partners
Catalyst Old River Hydroelectric Limited Partnership


We have audited the accompanying balance sheets of Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") as of December 31, 2002 and 2001 and the related statements of operations, cash flows and partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.






February 17, 2003


                                                              S/ Ernst & Young

              Catalyst Old River Hydroelectric Limited Partnership

                                 Balance Sheets

                                As of December 31

                                 (In thousands)

                                     ASSETS
                                                             2002              2001
                                                         -----------       ----------
Current assets
    Cash and cash equivalents                            $        20       $       37
    Cash escrowed for current liabilities                     15,640           19,882
    Accounts receivable                                        7,935           10,976
    Prepaid expenses                                             813              704
                                                         -----------       ----------
                Total current assets                          24,408           31,599

Plant, property and equipment, net                           393,164          406,699
Cash held in escrow including accrued interest                63,229           40,080
Deferred financing costs, net                                 19,762           20,912
Accrued levelized revenue                                    514,607          493,079
                                                         -----------       ----------
                                                         $ 1,015,170       $  992,369
                                                         ===========       ==========


                       LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
    Borrowings under Low Flow Facility                   $        --       $      867
    Accrued interest payable                                  14,510           14,321
    Accounts payable and other current liabilities             7,747            9,469
                                                         -----------       ----------
                Total current liabilities                     22,257           24,657

Finance debt obligation                                      805,502          798,195
Accrued levelized royalty expense                             63,150           58,849
Accrued property taxes                                        13,072           14,856
                                                         -----------       ----------
                Total liabilities                            903,981          896,557

Partners' capital                                            111,189           95,812
                                                         -----------       ----------
                                                         $ 1,015,170       $  992,369
                                                         ===========       ==========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Operations

                         For the years ended December 31

                                 (In thousands)




                                                        2002             2001
                                                     ---------        ---------

Revenues                                             $ 132,434        $ 118,281

Operating expenses
    Depreciation                                        13,904           13,803
    Operations and maintenance                           5,908            5,814
    Property taxes                                       1,002            1,049
    Royalties                                           11,510           10,284
    General and administrative                           2,594            2,516
                                                     ---------        ---------
             Total operating expenses                   34,918           33,466
                                                     ---------        ---------

Operating income                                        97,516           84,815

Interest expense                                       (84,055)         (83,406)

Investment income                                        1,916            3,213
                                                     ---------        ---------

Net income                                           $  15,377        $   4,622
                                                     =========        =========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Cash Flows

                         For the years ended December 31

                                 (In thousands)



                                                                     2002          2001
                                                                   --------      --------

Cash flows provided by (used in) operations:
      Net income                                                   $ 15,377      $  4,622
      Adjustments to reconcile net income to net
        cash provided by (used in) operating activities:
           Depreciation                                              13,904        13,803
           Amortization of deferred financing costs                   1,150         1,136
           Changes in operating assets and liabilities:
                Cash held in escrow                                 (18,907)        3,282
                Accounts receivable                                   3,041        (7,140)
                Prepaid expenses and other non-current assets          (109)           (5)
                Accrued levelized revenue                           (21,528)      (26,754)
                Accrued interest payable                                189           352
                Accounts payable and other current liabilities       (1,722)        4,232
                Finance debt obligation                               7,307         9,587
                Accrued levelized royalty expense                     4,301         4,564
                Accrued property taxes                               (1,784)       (1,866)
                                                                   --------      --------
Net cash provided by operating activities                             1,219         5,813
                                                                   --------      --------

Cash used in investing activities
      relating to plant, property, and equipment                       (369)         (554)
                                                                   --------      --------

Cash used in financing activities - repayment of
      borrowings under Low Flow Facility                               (867)       (5,385)
                                                                   --------      --------

Net decrease in cash and cash equivalents                               (17)         (126)
Cash and cash equivalents at beginning of the year                       37           163
                                                                   --------      --------
Cash and cash equivalents at end of the year                       $     20      $     37
                                                                   ========      ========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                         Statements of Partners' Capital

                                 (In thousands)







Balances, December 31, 2000                                           $  91,190

Net income                                                                4,622
                                                                      ---------

Balances, December 31, 2001                                              95,812

Net income                                                               15,377
                                                                      ---------

Balances, December 31, 2002                                           $ 111,189
                                                                      =========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


1.      ORGANIZATION

Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") is a Louisiana limited partnership. The Partnership was formed to develop, construct and operate a 192 megawatt hydroelectric generating facility (the "Project") on a site of approximately 1,100 acres on the Mississippi River near the Town of Vidalia, Louisiana ("Vidalia"). The Partnership has three partners, Catalyst Vidalia Corporation ("CVC"), as the general partner having a 50% undivided ownership interest, and Dominion Capital, Inc. ("DCI") and Vidalia Holding, LLC ("VHLLC"), a sister company to CVC, as the limited partners, each having a 25% undivided ownership interest (collectively the "Partners").

On August 25, 1990, the Partnership sold its interests in the Project to certain institutional investors and concurrently leased back such property from the investors. In connection with the sale and leaseback transaction, certain sales proceeds continue to be deposited with an independent collateral agent for the purposes of providing for future lease payments. These amounts are included in both cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets.

The sale and leaseback is being accounted for using the financing method in accordance with Statement of Financial Accounting Standards No. 66 "Accounting for Sales of Real Estate" and Statement of Financial Accounting Standards No. 98 "Accounting for Leases".


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        REVENUE AND ROYALTY EXPENSE RECOGNITION

The Partnership records revenue from the sale of electric power using a method of accounting which produces a levelized rate per kilowatt hour ("Kwh"). This levelized rate is applied to actual net annual energy output over the life of the power sales contracts, with an adjustment for the time value of money at 9.25%. Revenue in the accompanying statements of operations for 2002 and 2001 includes approximately $43.6 million and $41.7 million, respectively, of interest income derived on an annual basis to reflect the time value of money.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002



2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        REVENUE AND ROYALTY EXPENSE RECOGNITION (CONTINUED)

The power sales contracts provide for predetermined fixed rates and as such, the levelized basis results in a difference between revenue recognized and revenue collected. This difference is recorded as accrued levelized revenue on the accompanying balance sheets and will accumulate until such time as the contract rate exceeds the levelized rate. At that point, the accrued levelized revenue will be reduced by the excess of revenue collected over levelized revenue recognized (See Note 5).

Pursuant to the Amended and Restated Project Development Agreement (the "PDA") with Vidalia, the Partnership is required to make royalty payments to Vidalia at predetermined fixed percentages of net power sales over the term of the power sales contracts. As with revenue recognition, the Partnership records royalty expense using a method of accounting which produces a levelized rate. This levelized rate is applied to levelized revenue, with an adjustment for the time value of money at 9.25%. Royalty expense in the accompanying statements of operations for 2002 and 2001 includes approximately $5.3 million and $5.0 million, respectively, of interest expense derived on an annual basis to reflect the time value of money. The levelized basis results in a difference between the royalties due pursuant to the PDA and royalty expense recognized. This difference is recorded as accrued levelized royalty expense on the accompanying balance sheets and will accumulate until royalties due pursuant to the PDA exceed levelized royalty expense. At that point, the accrued levelized royalty expense will be reduced by the excess of amounts paid over levelized royalty expense recognized (See Note 5).

        CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents are temporary cash investments which represent short-term, highly liquid investments with maturities of 90 days or less, when purchased. The carrying amount on the accompanying balance sheets approximates its fair value.

       CASH ESCROWED FOR CURRENT LIABILITIES AND
       CASH HELD IN ESCROW INCLUDING ACCRUED INTEREST

Included in the cash escrow accounts are investments in commercial paper of issuers rated in one of the two highest short-term ratings categories by Standard & Poor's Rating Group and/or Moody's Investors' Service, Inc. (the "Rating Agencies"). These

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       CASH ESCROWED FOR CURRENT LIABILITIES AND
       CASH HELD IN ESCROW INCLUDING ACCRUED INTEREST (CONTINUED)

investments have maturities of 180 days or less when purchased and are presented on the accompanying balance sheet at their fair value which was approximately $53.6 million at December 31, 2002.

Under the terms of the sale and leaseback documents, a Partner is allowed to substitute up to 50% of the cash balances in specific lease reserve accounts with an irrevocable letter of credit issued by a financial institution that is rated in one of the two highest short-term rating categories with the Rating Agencies. On November 1, 2002, VHLLC substituted irrevocable letters of credit issued by such a financial institution for $25 million of the cash balances in two of the lease reserve accounts - Reserve's A and B.

The letters of credit mature on May 1, 2003 and provide for interest calculated at 8% per annum. The letters of credit maturity date will be accelerated if at any time the issuer's credit rating falls below the top two short-term credit categories provided by the Rating Agencies.

At December 31, 2002, the fair value of these letters of credit included in the accompanying balance sheet was $25.3 million.

        PLANT, PROPERTY AND EQUIPMENT

Plant,   property  and   equipment  is  carried  at  cost  net  of   accumulated
depreciation. Depreciation is computed using the straight-line method based upon useful lives ranging from 5 to 41 years.

All renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred.

        DEFERRED FINANCING COSTS

Deferred financing costs are carried at cost net of accumulated amortization. Deferred financing costs are being amortized using the interest method, over the total lease term of 41 years.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        INCOME TAXES

Income or loss of the Partnership for income tax purposes is includable in the tax returns of the Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

        FERC REGULATION

The Project is operated pursuant to a license issued by the Federal Energy Regulatory Commission ("FERC"), and is subject to regulation by the FERC. However, the rates contained in the power sales contracts have been previously established by contract and approved by the FERC. In addition, the FERC license includes a provision, effective after 20 years of operations under the license, that may result in a restriction of dividend distributions from retained earnings. The restriction is calculated as one-half of earnings in excess of a specified rate of return based upon the net investment in the Project. For the purpose of this provision, the specified rate of return is equivalent to the average annual interest rate on U.S. Treasury obligations adjusted to a 10 year constant maturity plus 4%. Management's intention is to seek a waiver from this provision, on the basis that this provision only applies to suppliers of energy that are subject to rate making procedures based on cost of service.

       PROPERTY TAXES

In connection with the original construction of the Project, the Partnership was granted a 10 year property tax abatement which expired December 31 2000. Since 1991 the Partnership has been accruing on a straight line basis the estimated annual average property taxes that would be paid over the 41 year life of the Project, effectively spreading the benefit of the 10 year tax abatement over the life of the Project. Actual property taxes paid in 2002 and 2001 were $2.8 million and $2.9 million, respectively. The accrued property taxes on the accompanying balance sheets represent the balance of the property taxes that were accrued during the 10 year tax abatement period.

        USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        USE OF ESTIMATES (CONTINUED)

liabilities at the balance sheet dates and the reported amounts of contract revenue and expenses during the reporting periods. Significant estimates have been made by management in several areas, including the levelized revenues (see Notes 2 and 5) and the levelized royalty expense (see Notes 2 and 5). Due to uncertainties inherent in the estimation process of the hydrology study over the life of the Project, it is reasonably possible that a change in these estimates could occur in the future.


3.      SALE AND LEASEBACK OF THE PROJECT

Under the terms of the sale and leaseback transaction, the initial lease term is 30 years, and there are two renewal options; a fixed rate renewal option, and periodic fair market renewal options. The lease also includes periodic purchase options which are based upon the Project's fair market value. Minimum lease payments vary over the initial lease term in accordance with the cash flows associated with the power sales contracts. It is management's current opinion that the fixed rate renewal option will be exercised through the end of the power sales contracts, and that the other options will not be exercised. Such fixed rate renewal option payments are approximately $49.5 million annually.

The initial finance debt obligation represented the proceeds from the sale and leaseback transaction. The finance debt obligation will be repaid over the term of the lease and the fixed rate renewal periods. The annual lease payments are made on a semi-annual basis and will range from approximately $49.5 million to $116.0 million. During 2002 and 2001, the lease payments totaled approximately $74.9 million and $71.6 million, respectively. The imputed interest rate on the finance debt obligation is approximately 10.3%. Due to the unequal lease payment amounts, the finance debt obligation on the accompanying balance sheets increases through the year 2005 as the annual payments are less than the annual accrued interest. The excess of the interest expense over the annual lease payments is recorded as an addition to the finance debt obligation. It is management's opinion that it is impracticable to fair value this financial instrument due to the Project's power sales contracts, royalty agreement, and the Project's overall uniqueness. However, since the Project's inception, long-term interest rates have declined.

All revenues from the Project are contractually required to be deposited into a series of trust accounts administered by an independent collateral agent pursuant to the disbursement agreement which provides for, among other things, the disbursement of funds for Project operations and maintenance costs, lease and royalty payments. Under the terms of the disbursement agreement, on the first business day of each May (Partners' distribution date), cash in the Partners' lessee account will be distributed to the Partners

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


3.      SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

when there is no outstanding Trigger Event or Special Trigger Event (the "Events"), as those terms are defined in the sale and leaseback documents. The occurrence of an Event traps all or part of the available Partnership lessee account cash in escrow accounts until the applicable Event is cured. The Events include, among other things, not meeting the required lease coverage ratio and drawing the lease reserve accounts below specified levels in order to pay the semi-annual lease payment. The lease coverage ratio, which is calculated as the ratio of cumulative net cash generated by the Project to the cumulative lease payments reduced by scheduled releases from the coverage lease reserve account, for specified prior and future periods, must be at least 1.22 to 1 through December 31, 2002 and 1.25 to 1 thereafter. At December 31, 2002, the Project's lease coverage ratio for the specified prior periods was 1.161 to 1.0, which is below the required ratio of 1.22 to 1.0. This shortfall in the coverage ratio will reduce future Partner distributions by the amount necessary to bring the coverage ratio into compliance. At December 31, 2002, $19.6 million would be the amount needed to bring the coverage ratio into compliance.

Severe drought conditions in certain parts of the United States from the latter part of 1999 through 2001 had a significant negative impact on the Project's energy production during this period. As a result, the Project did not generate sufficient cash flow from operations during the six months ended April 30, 2000, to pay the May 1, 2000 semi-annual lease payment of $36.7 million. The total operating cash shortfall for the May 1, 2000 lease payment was $18.3 million. This cash shortfall was funded, in accordance with the terms of the sale and leaseback documents, by drawing $10.0 million from Reserve B and by borrowing $8.3 million under the $24 million Low Water Flow Revolving Credit Facility (the "Low Flow Facility" - see Note 6). Also, as a result of this cash shortfall, the Vidalia royalty of $.8 million for the quarter ended March 31, 2000 was deferred.

While the drought significantly reduced the Project's energy production for the six months ended October 31, 2000, there was sufficient cash flow from operations to pay the November 1, 2000 semi-annual lease payment of $31.6 million. In addition, on November 1, 2000, $2.0 million of the Low Flow Facility was repaid and $2.0 million was returned to Reserve B. However, there was not sufficient cash on November 1, 2000, to pay the Vidalia royalty of $.9 million for the quarter ended September 30, 2000 and as such it was deferred.

Continuing poor water conditions for the six months ended April 30, 2001, again resulted in insufficient cash flow from operations to pay the May 1, 2001 semi-annual lease payment of $37.6 million. The shortfall was $10.9 million and was funded by drawing upon Reserve B. The May 1, 2001 cash shortfall caused the Vidalia royalty of $.9 million for the quarter ended March 31, 2001 to be deferred.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


3.      SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

Water conditions improved during the six months ended October 31, 2001 resulting in improved energy production and sufficient cash flow from operations to pay the November 1, 2001 semi-annual lease payment of $34.1 million. In addition, on November 1, 2001, $5.4 million of the Low Flow Facility was repaid reducing the outstanding debt to $.9 million, and $5.4 million was returned to Reserve B. However, there was not sufficient cash on November 1, 2001, to pay the Vidalia royalty of $1.0 million for the quarter ended September 30, 2001, and as such it was deferred.

Water conditions and energy production for the six months ended April 30, 2002 continued to improve and were sufficient to pay the May 1, 2002 semi-annual lease payment of $39.9 million. In addition there was sufficient cash to repay the remaining $.9 million balance on the Low Flow Facility and $2.4 million million was returned to Reserve B. After making these payments to Reserve B, this reserve was still $8.1 million below its specified level. However, there was not sufficient cash to pay the Vidalia royalty of $2.0 million for the quarter ended March 31, 2002, and as such it was deferred bringing the total of all deferred royalties to $5.6 million. Having a lease reserve below its specified level is a Trigger Event and prevented a May 1, 2002 distribution to the Partnership of the available balance in the Partners' lessee account.

Water conditions and energy production for the six months ended October 31, 2002 were near average levels. The resultant cash flow for this period was sufficient to pay on November 1, 2002 the semi-annual lease payment of $35.0 million, fully fund the remaining $8.1 million shortfall in Reserve B (thus curing the previously discussed Trigger Event), pay all of the Vidalia deferred royalty and interest totaling $5.9 million (in addition to the normal quarterly royalty of $1.0 million), and transfer $3.9 million in remaining excess cash to the Partnership's lessee account.

All of the cash reserves are included in cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets. Investment income earned on these funds also remains in escrow until released under specified provisions of the sale and leaseback documents.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


3.      SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

The following is a schedule of future minimum lease payments due under the above lease at December 31, 2002 (in thousands):

         2003                                         $    76,456
         2004                                              80,115
         2005                                              86,564
         2006                                              89,052
         2007                                              94,754
         Thereafter (2008-2031)                         1,791,403
                                                      -----------
                                                        2,218,344
         Less portion representing
               interest                                 1,412,842
                                                      -----------
         Present value of future
               minimum lease payments                 $   805,502
                                                      ===========

In connection with the sale and leaseback transaction, the Partnership has agreed to indemnify the lessors, under certain circumstances, in the event of the lessors' loss of certain tax benefits associated with the Project (See Note
7).

4.      PLANT, PROPERTY AND EQUIPMENT

Plant, property and equipment is summarized as follows (in thousands):

                                                                     Estimated Useful
                                             2002          2001            Life
                                          ---------     ---------    ----------------
Land and land improvements                $ 131,252     $ 131,252        41 years
Power plant structure                       257,967       257,967        41 years
Machinery, equipment, and furniture         166,704       166,335       5-41 years
                                          ---------     ---------
                                            555,923       555,554
Less accumulated depreciation               162,759       148,855
                                          ---------     ---------
                                          $ 393,164     $ 406,699
                                          =========     =========


5.      POWER SALES CONTRACTS AND ROYALTY AGREEMENT

The  Project's  electrical  power  output  is sold  to  Entergy  Services,  Inc.
("Entergy"), and Vidalia at fixed annual rates, pursuant to contracts (the "Contracts") approved by the FERC and the Louisiana Public Service Commission (the "LPSC"). The Contracts expire on December 31, 2031, simultaneously with the expiration of the FERC license. During 2002 and 2001, 94% of the Project's electrical power was sold to Entergy and the remaining 6% was sold to Vidalia.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


5.      POWER SALES CONTRACTS AND ROYALTY AGREEMENT (CONTINUED)

The Contract rates are fixed and increase incrementally. For 2002 and 2001 the rates were $.13 per Kwh and $.125 per Kwh, respectively. The rate increases incrementally to $.205 per Kwh in 2010 through 2013 and subsequently decreases to $.175 per Kwh in 2014 through 2016 and then to $.150 per Kwh in 2017 through 2031.

During 1999, the LPSC opened a proceeding (the "Proceeding"), to which the Partnership was not a party, to examine, among other things, the Contract between Entergy and the Partnership. In August of 2002, before a Louisiana administrative law judge, the staff of the LPSC and Entergy conducted a settlement fairness hearing of all claims raised in the Proceeding. The settlement proposed that Entergy take a "mark-to-market" deduction on its 2001 federal tax return with respect to the Project's Contract and subsequently share whatever benefits are received from the deduction with the ratepayers of Louisiana. The agreement also provided for limited guarantees by Entergy of those benefits.

On September 18, 2002 the LPSC members unanimously approved the proposed settlement between the LPSC and Entergy. The Partnership was not involved in any of the negotiations and is not responsible for any payments under the settlement agreement.

Pursuant to the PDA, royalties are due to Vidalia based upon net power sales. The royalty rate was 6.50% of power sales for 2002 and 6.25% for 2001. The rate increases incrementally to 11.60% in 2021, and to 20.0% in 2022 through 2031.


6.      LOW WATER FLOW REVOLVING CREDIT FACILITY

The Partnership has a $24.0 million Low Flow Facility with a bank that expires on November 1, 2007. This Low Flow Facility can only be used when certain low water flow conditions exist and can only be used to supplement cash flows needed to pay the semi-annual lease payment. Principal and interest payments on these borrowings can only be made on the semi-annual lease payments dates. Any interest owed on an interim date is rolled into a new note due on the next semi-annual lease payment date. The Low Flow Facility bears interest at one of three options, and there is an annual commitment fee on the unused Low Flow Facility amount of 0.9%.

Due to the low water flow conditions described in Note 3, on May 1, 2000 the Partnership borrowed $8.3 million under the Low Flow Facility to pay the semi-annual lease payment. This borrowing was repaid as follows: November 1, 2000 - $2.0 million; November 1, 2001 - $5.4 million; and May 1, 2002 - $.9 million.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2002


7.       TAX INDEMNIFICATION PROVISIONS

The sale and leaseback documents contain various tax indemnification provisions which could subject the Project to significant financial liability. As of December 31, 2002, there are no outstanding claims under the various tax indemnification provisions.


8.       RELATED PARTY TRANSACTIONS

During each of 2002 and 2001, CVC received approximately $.4 million, and DCI received approximately $.1 million as partial reimbursements of their direct and indirect costs incurred in connection with their Partnership duties and responsibilities. As of December 31, 2002, the Partnership had a $5.4 million and $1.2 million accrued liability to CVC and DCI, respectively, for unpaid costs.

As discussed in Note 2, during 2002 VHLLC substituted letters of credit for $25 million of the cash escrow reserves held by the Partnership. The letters of credit mature on May 1, 2003 and pay interest to the Partnership at 8%.

Louisiana Hydro Electric Capital Corporation, a wholly-owned subsidiary of DCI, owns a 9.93% undivided interest in the Project which it purchased in 1990 for $62.9 million as a lessor in connection with the sale and leaseback transaction discussed in Note 1.









                                       15

                                 Page 22 of 27